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Ex12a
                                  IDACORP, Inc.
                          Consolidated Financial Information
                 Supplemental Ratio of Earnings to Fixed Charges


                                                                                                   Twelve Months
                                            Twelve Months Ended December 31,                           Ended
                                                 (Thousands of Dollars)                             September 30,

                                         1994         1995         1996         1997         1998        1999
Earnings, as defined:
  Income before  income taxes        $ 101,775    $ 127,342   $  135,247   $  133,570    $ 133,806   $ 138,927
  Adjust for distributed income of
  equity investees                         326       (2,058)      (1,413)      (3,943)      (4,697)     (3,431)
  Equity in loss of equity method
  investments                                0            0            0            0          458         289
  Minority interest in losses of
  majority owned subsidiaries                0            0            0            0         (125)        (62)
  Supplemental fixed charges, as
  below                                 68,946       72,826       73,018       72,208       72,496      74,024

  Total earnings, as defined         $ 171,047    $ 198,110   $  206,852   $  201,835    $ 201,938   $ 209,747

  Fixed charges, as defined:
  Interest charges                   $  54,433    $  56,456   $   57,348   $   60,761    $  60,677   $  62,105
  Preferred stock dividends of
  subsidiaries- gross up-Idacorp
  rate                                  11,097       12,834       12,079        7,891        8,445       8,401
  Rental interest factor                   794          925          991          982          801         957

  Total fixed charges                   66,324       70,215       70,418       69,634       69,923      71,463

  Supplemental increment to fixed
  charges*                               2,622        2,611        2,600        2,574        2,573       2,561

  Total supplemental fixed charges   $  68,946    $  72,826   $   73,018   $   72,208    $  72,496   $  74,024

  Supplemental ratio of earnings to
  fixed charges                           2.48 x       2.72 x       2.83 x       2.80 x       2.79 x      2.83 x

  *Explanation of increment - Interest on the guaranty of American Falls
      Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.
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